FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange act of 1934


For the month of June 2003

Commission File No. 333-9410

                                 Marsulex Inc.

                       111 Gordon Baker Road, Suite 300
                                North York, ON
                                    M2H 3R1


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


Form 20-F      X                         Form 40-F _______
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Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes  __________                         No      X
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                                                         MARSULEX LOGO OMITTED


NEWS RELEASE

           MARSULEX ARRANGES $40 MILLION FINANCING FOR ENVIRONMENTAL COMPLIANCE FACILITIES AT SYNCRUDE UPGRADER EXPANSION PROJECT


Toronto, June 6, 2003 - Marsulex Inc. (TSX: MLX) announced today that it has arranged $40 million in long term financing. This financing will be used to fund a significant portion of the construction of its environmental compliance facilities at the Upgrader Expansion project at Syncrude's Mildred Lakes oil sands facility in Alberta. The interest rate on the loan is fixed at 7.3% per annum through both the construction period and the initial 15-year term of the Syncrude agreement. Interest only will be paid through construction and repayment made over the next 15 years. This financing will reimburse Marsulex for a portion of amounts expended in the project to date plus amounts required to complete the construction of the project.

The loan, which has been made to a wholly owned subsidiary of Marsulex, will be secured by the subsidiary's assets in the project. Marsulex is providing a general secured guarantee during construction of the facilities, and upon startup, the guarantee will be released and the loan secured against the assets of the subsidiary only.

Marsulex designed the compliance facilities at the Upgrader Expansion project and will own and operate a portion of them after completion. The facilities will incorporate the Company's proprietary ammonium sulphate scrubbing technology, using internally generated waste ammonia to scrub air emissions.

The loan was structured and advanced by First Treasury, a member of the Integrated Asset Management group of companies (www.iamgroup.ca).

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.
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For further information:

David M. Gee                 or              Laurie Tugman
President and CEO                            Executive Vice President & CFO

Tel: (416) 496-4178                          Tel: (416) 496-4157


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SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          MARSULEX INC.


June 6, 2003                              By: /s/ Lucio Milanovich
                                              ----------------------------
                                              Lucio Milanovich
                                              Director, Finance